AMENDED
                                   SCHEDULE A
                             DATED FEBRUARY 11, 2003
                         TO THE ADMINISTRATION AGREEMENT
                              DATED AUGUST 18, 1995
                                     BETWEEN
                           STI CLASSIC VARIABLE TRUST
                                       AND
                      SEI INVESTMENTS GLOBAL FUNDS SERVICES

Fees: Pursuant to Article 4, Section A, the Trust shall pay the Administrator compensation for services rendered to the Portfolios listed in Schedule B hereto (the "Portfolios") at an annual rate of the average daily net assets of each such Portfolio and each Portfolio of the STI Classic Funds, which is calculated daily and paid monthly, as set forth below:

                  .12% on first $1 billion
                  .09% on the next $4 billion
                  .07% on  the  next  $3  billion
                  .065%  on the  next  $2  billion
                  .06% thereafter

                  Notwithstanding the foregoing, each Portfolio is subject to a minimum administration fee of $62,500, except the International Equity Fund, for which the minimum administration fee is $75,000.

Term: Pursuant to Article 7, this Agreement shall remain in effect until February 28, 2004. In the event of a material breach of this Agreement by either party, the non-breaching party shall notify the breaching party in writing of such breach and upon receipt of such notice, the breaching party shall have 45 days to remedy the breach or the non-breaching party may immediately terminate this Agreement.